Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
Net loss	(49,903)	(130,031)	(252,298)	(102,505)	(135,819)	(51,916)	(26,114)
Add: fixed charges	12,335	10,694	12,504	18,942	45,147	28,936	6,388

Earnings as defined	(37,568)	(119,337)	(239,794)	(83,563)	(90,672)	(22,980)	(19,726)

Fixed charges:
Interest expensed and capitalized	11,240	9,326	10,988	17,559	44,582	28,794	6,226
Estimated interest component of rent	1,095	1,368	1,516	1,383	565	142	162

Total fixed charges	12,335	10,694	12,504	18,942	45,147	28,936	6,388

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.